

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Michael Buckley
Executive Vice President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025

> **Re:** **Robert Half International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Response dated September 17, 2020**
> **File No. 1-10427**

Dear Mr. Buckley:

We have reviewed your September 17, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 22

1. Since the profits (losses) on investments held in your rabbi trusts appear to be non-operating in nature, please present these amounts below all operating line items in a location and manner similar to the interest income, net line item. Refer to Rule 5-03.7(c) of Regulation S-X.

Consolidated Statements of Cash Flows, page 25

2. Please present the profits (losses) on investments held in your rabbi trusts as a separate adjustment to reconcile net income to net cash provided by operating activities at the top of your operating activities section, since these amounts do not relate to changes in

operating assets and liabilities. Unrealized holding profits (losses) are a non-cash adjustment and realized profits (losses) are an adjustment to remove the cash effects related to investing cash flows. Refer to ASC 230-10-45-28(b).

3. We read your response to comment 1. You have elected to treat money market funds held in your rabbi trusts as investments, rather than as cash equivalents. Thus, the exchange of a mutual fund for a money market fund or another mutual fund would appear to be a non-cash investing activity not presented in your statements of cash flows, but requiring separate disclosure per ASC 230-10-50-3 and 50-4. Please tell us how you applied this guidance or make the appropriate revisions.

Note A - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page 27

4. We read your response to comment 2. Given the significance of the investments held in your rabbi trusts to your total assets, please also present the asset values of your mutual funds by type. Refer to ASC 820-10-55-100.

You may contact Donna Di Silvio at (202) 551-3202 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services